UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 182nd MEETING OF THE BOARD OF DIRECTORS HELD AUGUST 23, 2011

1. DATE, TIME AND PLACE: At 23 (twenty-three) days of the month of August 2011 at 2 p.m., at the head offices of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, State of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A.

3. ATTENDANCE: All members of the Board of Directors ("Board").

4. PRESIDING: Chairman - Murilo Passos and Secretary - Gisélia Silva. The chairman of the Company’s Fiscal Council - Mr. José Reinaldo Magalhães - attended the meeting, pursuant to the § 3º of Article 163, of Law number 6.404/76.

5. AGENDA:  Review, discuss, resolve and recommend a vote by its representatives in the subsidiaries Smita Empreendimentos e Participações S.A. (“Nova CPFL”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil” and, together with CPFL Geração and Nova CPFL, the "Subsidiaries") to discuss and resolve corporate actions set out in the 3rd Stage of “Projeto Estocolmo”, corresponding to the merger of Nova CPFL by Energias Renováveis S.A. (“ERSA”).

6. SUBJECTS DISCUSSED AND RESOLUTIONS:

The Chairman of the Board opened the meeting and communicated to all members present that the vote of members appointed by the controlling shareholders will be computed pursuant to items 5.1, 5.6.2, and 7.4 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the subjects on the Agenda were examined, the members resolved, by unanimous vote and without any restrictions, in accordance with lines "d," "r" and "q" of Article 18 of the Bylaws of the Company and under the conditions described in Board Resolution No. 2011049:

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

(i) To approve the Protocol and Justification of Merger entered into by the management of Nova CPFL and ERSA ("the Protocol");

(ii) To ratify the  hiring of KPMG Auditores Independentes to undertake the preparation of the appraisal report of New CPFL's shareholders' equity according to book value criteria (“Accounting Appraisal Report");

(iii) To approve the Appraisal Report, prepared on August 11, 2011, based on the balance sheet of New CPFL raised on 31 July 2011, which established the amount of R$ 596,631,045.90 (five hundred ninety-six million, six hundred thirty-one thousand, forty-five reais and ninety centavos) as the book value of Nova CPFL's net assets;

(iv) To approve the merger of Nova CPFL by ERSA, according to the terms and conditions previously established in the Protocol (the "Merger") with the following consequences: (a)  absorption of Nova CPFL by ERSA; (b)  increase of ERSA's capital stock, equivalent to R$ 539,658.003.38 (five hundred thirty-nine million, six hundred fifty-eight thousand and three reais and thirty eight centavos), with the issuance of 733,141,077 (seven hundred thirty-three million, one hundred forty-one thousand and seventy seven) new common shares, which will be fully subscribed by the shareholders of Nova CPFL, namely, CPFL Geração and CPFL Brasil, in proportion to the contribution that both held in Nova CPFL; and (c)  the change of name of ERSA, which will be renamed CPFL Energias Renováveis S.A. ("CPFL Renováveis");

(v) To approve the capital increase of CPFL Renováveis in the amount of R$ 384,196,650.00 (three hundred eighty-four million, one hundred ninety-six thousand, six hundred and fifty reais) through the issuance of 180,334,222 (one hundred and eighty million, three hundred thirty-four thousand, two hundred twenty-two) new common, nominal shares at an issue price of R$ 2.130470 (two reais and one hundred thirty thousandths four hundred seventy millionths of a centavo) per share to be fully subscribed by CPFL Geração and CPFL Brasil;

(vi) To approve the appointment of representatives of the Company on the Board of Directors of CPFL Renováveis;

(vii) To approve the convening of the Company's General Shareholders Meeting to ratify the Merger (“the Ratification Meeting”), pursuant to article 256 of Law 6.404/76.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

7. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were approved and signed by the Members present and by the Secretary. Murilo Passos - President, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Carlos Alberto Moreira, Ana Dolores M. Carneiro de Novaes and Gisélia Silva – Secretary.

I hereby certify that this is a summary of the original minutes as recorded in its own book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 24, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.